UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 30, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

11172239 Canada Inc.
File No. 005-59259 - CTR#2061

11172239 Canada Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13E-3 filed on July 16, 2021 and amended on August 13, 2021 and on August 26, 2021.

Based on representations by 11172239 Canada Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public:

Exhibit (b)(i)
Exhibit (b)(ii)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance